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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06037361

5-81863

Form CB
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

RECD S.E.C.
JUN 29 2006
1086

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CSMC Technologies Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Cayman Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

China Resources Logic Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Aileen Yan
Manager, Public & Investor Relations Department
CSMC Technologies Corporation
14 Liangxi Road
Wuxi
Peoples' Republic of China 214061
+86 510 8811 8089

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 15, 2006
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

GENERAL INSTRUCTIONS

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit Number	Description
A*	Offer and response document dated June 15, 2006 despatched to the shareholders of China Resources Logic Limited and CSMC Technologies Corporation in connection with the offer by China Resources Logic Limited for the issued shares of CSMC Technologies Corporation

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended is included on the first page of the documents filed as Exhibit A through C.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description
B*	Announcement dated June 14, 2006 (published in Hong Kong on June 15, 2006) announcing the despatch of the composite document, which includes details of the offer by China Resources Logic Limited for CSMC Technologies Corporation, and the major transaction circular of China Resources Logic Limited
C	Announcement dated June 28, 2006 (published in Hong Kong on June 29, 2006) announcing that the offer by China Resources Logic Limited for CSMC Technologies Corporation has become unconditional in all respects on June 28, 2006

* Previously furnished on Form CB on June 15, 2006.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by China Resources Logic Limited with the Securities and Exchange Commission on June 15, 2006.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Ken Ong, Executive Director and CFO

(Name and Title)

June 29 2006

(Date)

EXHIBIT C

Announcement dated June 28, 2006 (published in Hong Kong on June 29, 2006) announcing that the offer by China Resources Logic Limited for CSMC Technologies Corporation has become unconditional in all respects on June 28, 2006

華潤勵致有限公司
China Resources Logic Limited
(incorporated in Bermuda with limited liability)
(Stock Code: 1193)

CSMC TECHNOLOGIES CORPORATION
華潤上華科技有限公司*
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 597)

Voluntary conditional offer by

citigroup

Citigroup Global Markets Asia Limited

on behalf of

華潤勵致有限公司
China Resources Logic Limited

to acquire all of the issued shares in the share capital of

CSMC Technologies Corporation
華潤上華科技有限公司*

(other than those already owned by China Resources Logic Limited and parties acting in concert with it)

THE OFFER BECOMING UNCONDITIONAL IN ALL RESPECTS

Financial adviser to China Resources Logic Limited

citigroup

Independent financial adviser to the independent board committee of CSMC Technologies Corporation in respect of the Offer

Baron Capital Limited

Acceptance level of the Offer

The board of directors of CRL wishes to announce that as at 4.00 p.m. on 28 June 2006, valid acceptances have been received in respect of 801,463,812 CSMC Shares (representing approximately 29.8% of the entire issued share capital of CSMC as at the date of this announcement). Valid acceptances in respect of 584,374,477 and 217,089,335 CSMC Shares have been received from CSMC Shareholders who elected for the Basic Consideration and the Share Alternative, respectively.

As at the date of the Joint Announcement, the Offeror and parties acting in concert with it held 691,437,790 CSMC Shares, representing approximately 25.7% of the entire issued share capital of CSMC as at the date of this announcement. Accordingly, after taking into account the valid acceptances received under the Offer, the Offeror and parties acting in concert with it together own 1,492,901,602 CSMC Shares, representing approximately 55.5% of the entire issued share capital of CSMC as at the date of this announcement, subject to payment by the Offeror for the tendered CSMC Shares. Condition (a) of the Offer Conditions has therefore been fulfilled as at 28 June 2006.

The Offer becoming unconditional in all respects

All the other Offer Conditions have been fulfilled or waived on or before 28 June 2006. Accordingly, the Offer has become unconditional in all respects on 28 June 2006.

Intention of the Offeror to effect the compulsory acquisition or to maintain the listing of CSMC

As CRL has not decided whether to maintain the listing of CSMC on the Stock Exchange or to effect the compulsory acquisition of CSMC in the event that the Offeror is permitted to do so under the Cayman Islands Companies Law and the Takeovers Code, further announcements will be made as and when necessary.

Scale-back mechanism

As at the date of this announcement, no scale-back has been effected. If, at the close of the Offer, valid elections under the Share Alternative are received in respect of less than the number of Available New CRL Shares, then all such elections will be satisfied in full and the remaining number of New CRL Shares will not be issued.

Extension of the Closing Date of the Offer

Pursuant to Rule 15.3 of the Takeovers Code, where the Offer has become or is declared unconditional in all respects, it should remain open for acceptance for not less than 14 days thereafter. Accordingly, the Closing Date will be extended to 12 July 2006 (or any subsequent date(s) as may be announced by the Offeror and approved by the Executive) and the latest time and date for acceptance of the Offer will be 4.00 p.m. on 12 July 2006. All other terms of the Offer, as set out in the Composite Document and in the Form of Acceptance, remain unchanged and apply to the extended Offer.

Reference is made to the joint announcement dated 12 May 2006 by CRL and CSMC (the ***Joint Announcement***) and the composite document dated 15 June 2006 (the ***Composite Document***). Terms defined in the Composite Document shall have the same meanings when used herein, unless otherwise stated.

LEVEL OF ACCEPTANCES

As at 4.00 p.m. on 28 June 2006, valid acceptances have been received in respect of 801,463,812 CSMC Shares (representing approximately 29.8% of the entire issued share capital of CSMC as at the date of this announcement). Valid acceptances in respect of 584,374,477 and 217,089,335 CSMC Shares have been received from CSMC Shareholders who elected for the Basic Consideration and the Share Alternative, respectively.

Pursuant to the Irrevocable Undertakings, the IU Shareholders, who together own 798,650,404 CSMC Shares, representing approximately 29.7% of the entire issued share capital of CSMC as at the date of this announcement, subject to payment by the Offeror for the tendered CSMC Shares,have accepted the Offer.

As at the date of the Joint Announcement, the Offeror and parties acting in concert with it held 691,437,790 CSMC Shares, representing approximately 25.7% of the entire issued share capital of CSMC as at the date of this announcement. Save for such shareholding, neither the Offeror nor parties acting in concert with it, held, controlled or directed any CSMC Shares or any other rights over the CSMC Shares before the commencement of the offer period.

Other than acceptances under the Offer, the Offeror and parties acting in concert with it did not acquire or agree to acquire any CSMC Shares or any other rights over the CSMC Shares, and the amount of CSMC Shares held by the Offeror and parties acting in concert with it remain unchanged, throughout the period between the date of the Joint Announcement up to the date of this announcement.

Accordingly, after taking into account the valid acceptances received under the Offer, the Offeror and parties acting in concert with it together own 1,492,901,602 CSMC Shares, representing approximately 55.5% of the entire issued share capital of CSMC as at the date of this announcement, subject to payment by the Offeror for the tendered CSMC Shares. Condition (a) of the Offer Conditions has therefore been fulfilled as at 28 June 2006.

Based on the valid acceptances received under the Offer as at the date of this announcement, and taking into account the CSMC Shares held by the Offeror and parties acting in concert with it, more than 25% of the entire issued share capital of CSMC will be held by the public, subject to payment by the Offeror for the tendered CSMC Shares.

THE OFFER BECOMING UNCONDITIONAL IN ALL RESPECTS

The board of directors of CRL wish to announce that Offer Conditions (c) and (d) have also been fulfilled on or before 28 June 2006, and Offer Condition (b) has been waived on 28 June 2006. Accordingly, the Offer has become unconditional in all respects on 28 June 2006.

INTENTION OF THE OFFEROR TO EFFECT THE COMPULSORY ACQUISITION OR TO MAINTAIN THE LISTING OF CSMC

As disclosed in the Composite Document, to the extent applicable and pursuant to the compulsory acquisition power under the Cayman Islands Companies Law, if the Offeror and parties acting in concert with it acquire 90% of the Disinterested Shares within the stipulated time period and is permitted to do so under the Cayman Islands Companies Law and the Takeovers Code, the Offeror may consider exercising its compulsory acquisition rights. Assuming the Offeror does not effect the compulsory acquisition (whether by reason of not acquiring 90% of the Disinterested Shares or otherwise), the Offeror will use its reasonable endeavors following closing of the Offer to ensure that not less than 25% of the CSMC Shares will be held by the public by, inter alia, the possible placement of existing CSMC Shares or the issue of new CSMC Shares as soon as practicable in compliance with the Stock Exchange rules.

As CRL has not decided whether to maintain the listing of CSMC on the Stock Exchange or to effect the compulsory acquisition of CSMC in the event that the Offeror is permitted to do so under the Cayman Islands Companies Law and the Takeovers Code, further announcements will be made as and when necessary.

SCALE-BACK MECHANISM

The maximum number of New CRL Shares, being the Available New CRL Shares, that CRL will make available under the Share Alternative in connection with the Offer is 530,000,000. To the extent that valid elections for New CRL Shares under the Share Alternative exceed the number of Available New CRL Shares, the number of New CRL Shares to be allocated to each of the CSMC Shareholders will be scaled back pro rata, as nearly as practicable. If elections for New CRL Shares are scaled back, CSMC Shareholders will instead receive cash (i.e. the Basic Consideration) in respect of any CSMC Shares tendered for acceptance under the Share Alternative for which they have not received New CRL Shares as consideration, as a result of such scale back. In the event that all CSMC Shareholders (other than the Offeror and parties acting in concert with it) validly elect to receive New CRL Shares in respect of their entire holdings of CSMC Shares, each such CSMC Shareholder will, as a result of the scale-back mechanism, receive approximately 59.2% of his/her election in the form of New CRL Shares, and the remainder in cash.

As at the date of this announcement, CSMC Shareholders have elected to receive the Share Alternative in respect of 217,089,335 New CRL Shares and accordingly, no scale-back has been effected. If, at the close of the Offer, the total number of valid elections under the Share Alternative are received in respect of less than the number of Available New CRL Shares, then all such elections will be satisfied in full and the remaining number of New CRL Shares will not be issued.

EXTENSION OF THE CLOSING DATE OF THE OFFER

Pursuant to Rule 15.3 of the Takeovers Code, where the Offer has become or is declared unconditional in all respects, it should remain open for acceptance for not less than 14 days thereafter. The closing date for the Offer (the ***Closing Date***) is the First Closing Date, namely 6 July 2006, or any subsequent closing date(s) as may be announced by the Offeror and approved by the Executive.

Accordingly, in light of the requirement as stated above, the Closing Date for the Offer in respect of elections for both the Basic Consideration and the Share Alternative will be extended to 12 July 2006 (or any subsequent date(s) as may be announced by the Offeror and approved by the Executive) and the latest time and date for acceptance of the Offer will be 4.00 p.m. on 12 July 2006. All other terms of the Offer, as set out in the Composite Document and in the Form of Acceptance, remain unchanged and apply to the extended Offer.

Further announcements will be made by the Offeror as and when necessary. The Offeror reserves the right to further extend the Closing Date, with the consent of the Executive and subject to the requirements of the Takeovers Code.

By order of the board of
China Resources Logic Limited
ZHU Jinkun
Chairman

By order of the board of
CSMC Technologies Corporation
Peter CHEN Cheng-Yu
Chairman

Hong Kong, 28 June 2006

The directors of CRL jointly and severally accept full responsibility for the accuracy of the information (other than in respect of the CSMC Group) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of CSMC jointly and severally accept full responsibility for the accuracy of the information (other than in respect of the CRL Group) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the executive directors of the Offeror are ZHU Jinkun, WANG Guoping, ONG Thiam Kin and YU Yu; and the independent non-executive directors of the Offeror are WONG Tak Shing, LUK Chi Cheong and KO Ping Keung.

As at the date of this announcement, the executive directors of CSMC are Peter CHEN Cheng-Yu, Robert LEE Nail and TSAI Nein-Nan; the non-executive directors of CSMC are ONG Thiam Kin, YU Yu, CHEN Nan-xiang and Paul P. WANG; and the independent non-executive directors of CSMC are Kum Loon OON, Mark HSUE Chi Nau and Ralph Sytze YBEMA.

* For identification purpose only